As filed with the Securities and Exchange Commission on October 23, 2006

                                            Securities Act File No. 333-130529
                                      Investment Company Act File No. 811-4375
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------

                                   FORM N-14
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               -----------------

                          Pre-Effective Amendment No.
                        Post-Effective Amendment No. 1
                               -----------------

                 BLACKROCK MULTI-STATE MUNICIPAL SERIES TRUST
              (Exact name of Registrant as Specified in Charter)
                               -----------------
                                (609) 282-2800
                       (Area Code and Telephone Number)
                               -----------------

                            800 Scudders Mill Road
                         Plainsboro, New Jersey 08536

                   (Address of Principal Executive Offices:
                    Number, Street, City, State, Zip Code)
                               -----------------

                              Robert C. Doll, Jr.
                 BlackRock Multi-State Municipal Series Trust
             800 Scudders Mill Road, Plainsboro, New Jersey 08536
       Mailing Address: P.O. Box 9011, Princeton, New Jersey 08543-9011

                    (Name and Address of Agent for Service)

                                  copies to:


   Frank P. Bruno, Esq.        Brian Kindelan, Esq.                 David C. Phelan, Esq.
    Sidley Austin LLP        BlackRock Advisors, LLC      Wilmer Cutler Pickering Hale and Dorr LLP
   787 Seventh Avenue          100 Bellevue Parkway                    60 State Street
New York, New York 10019    Wilmington, Delaware 19809           Boston, Massachusetts 02109
                               -----------------

      No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940.

      This Post-Effective Amendment No. 1 to the Registrant's Registration Statement on Form N-14 (File No. 333-130529) (the "N-14 Registration Statement") consists of the following:

      (1)   Facing Sheet of this Registration Statement

      (2)   Part C of this Registration Statement (including signature page).

      Parts A and B to the N-14 Registration Statement are unchanged from the Proxy Statement and Prospectus filed on February 1, 2006 contained in Pre-Effective Amendment No. 2 to the Fund's N-14 Registration Statement.

      This Post-Effective Amendment No. 1 to the N-14 Registration Statement is being filed solely to file a tax opinion of Sidley Austin LLP, counsel for the Registrant, as Exhibit 12 to the N-14 Registration Statement. The tax opinion relates to the reorganization of Lebenthal New York Municipal Bond Fund, a series of Lebenthal Funds, Inc., into BlackRock New York Municipal Bond Fund (formerly known as Merrill Lynch New York Municipal Bond Fund), a series of the Registrant.

                                    PART C

                               OTHER INFORMATION

Item 15. Indemnification.

Section 5.3 of the Registrant's Declaration of Trust provides as follows:

      "The Trust shall indemnify each of its Trustees, officers, employees and agents (including persons who serve at its request as directors, officers or trustees of another organization in which it has any interest as a shareholder, creditor or otherwise) against all liabilities and expenses (including amounts paid in satisfaction of judgments, in compromise, as fines and penalties and as counsel fees) reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a trustee, officer, employee or agent, except with respect to any matter as to which he shall have been adjudicated to have acted in bad faith, willful misfeasance, gross negligence or reckless disregard of his duties; provided, however, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, no indemnification either for said payment or for any other expenses shall be provided unless the Trust shall have received a written opinion from independent legal counsel approved by the Trustees to the effect that if either the matter of willful misfeasance, gross negligence or reckless disregard of duty, or the matter of good faith and reasonable belief as to the best interests of the Trust, had been adjudicated, it would have been adjudicated in favor of such person. The rights accruing to any Person under these provisions shall not exclude any other right to which he or she may be lawfully entitled; provided that no Person may satisfy any right in indemnity of reimbursement granted herein or in Section 5.1 or to which he or she may be otherwise entitled except out of the property of the Trust, and no Shareholder shall be personally liable to any Person with respect to any claim for indemnity or reimbursement or otherwise. The Trustees may make advance payments in connection with indemnification under this Section 5.3, provided that the indemnified person shall have given a written undertaking to reimburse the Trust in the event it is subsequently determined that he is not entitled to such indemnification."

      Insofar as the conditional advancing of indemnification moneys for actions based upon the Investment Company Act of 1940, as amended (the "Investment Company Act"), may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds the amount which it is ultimately determined that he or she is entitled to receive from the Registrant by reason of indemnification; and (iii)(a) such promise must be secured by a surety bond, other suitable insurance or an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant's disinterested, non-party Trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts that the recipient of the advance ultimately will be found entitled to indemnification.

      In Section 9 of each Distribution Agreement relating to the securities being offered hereby, the Registrant agrees to indemnify the Distributor and each person, if any, who controls the Distributor within the meaning of the Securities Act of 1933, as amended ("1933 Act"), against certain types of civil liabilities arising in connection with the Registration Statement or Prospectus and Statement of Additional Information.

      Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to Trustees, officers and controlling persons of the Registrant and the principal underwriter pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person or the principal underwriter in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.


Exhibit
Number             Description

       1(a) Declaration of Trust of BlackRock Multi-State Municipal Series Trust (the "Trust"), dated -- August 2, 1985.(a)

        (b)        --Amendment to Declaration of Trust, dated September 18,
                     1987.(b)

        (c)        --Amendment to Declaration of Trust, dated December 21,
                     1987.(b)

        (d)        --Amendment to Declaration of Trust, dated October 3,
                     1988.(a)

        (e)        --Amendment to Declaration of Trust, dated February 27,
                     2002.(e)

        (f)        --Instrument establishing BlackRock New York Municipal Bond
                     Fund (the "Fund") as a series of the Trust.(a)

        (g)        --Instrument establishing Class A and Class B shares of
                     beneficial interest of the Fund.(a)

        (h)        --Certificate of Establishment and Designation of Classes,
                     dated March 18, 2003.(l)

        (i)        --Form of Establishment and Designation of Classes.(h)

        (j)        --Form of Certification of Amendment to Declaration of
                     Trust.(h)

       2           --Amended and Restated By-Laws of the Trust.(p)

       3           --Portions of the Declaration of Trust, Certificate of
                     Establishment and Designation and Amended and Restated By-Laws of the Trust defining the rights of holders of the Fund as a series of the Trust.(c)

       4           --Form of Agreement and Plan of Reorganization by and between the Trust, on behalf of the Fund, and Lebenthal Funds, Inc., on behalf of Lebenthal New York Municipal Bond Fund ("Lebenthal New York"), a series of Lebenthal Funds, Inc.
                     (u)

       5(a)        --Form of Investment Advisory Agreement between the Trust, on behalf of the Fund, and BlackRock Advisors, LLC (the "Manager"). (h)

        (b)        --Form of Sub-Investment Advisory Agreement between the
                     Manager and BlackRock Investment Management, LLC. (h)

       6(a)        --Form of Unified Distribution Agreement between the Trust, on behalf of the Fund, and FAM Distributors, Inc.(s)

        (b)        --Form of Unified Distribution Agreement between the Trust, on behalf of the Fund, and BlackRock Distributors, Inc.(r)

       7           --None.

       8           --Form of Custody Agreement between the Trust and State
                     Street Bank and Trust Company.(d)

       9(a)        --Form of Unified Transfer Agency, Dividend Disbursing Agency
                     and Shareholder Servicing Agency Agreement between the Trust and PFPC, Inc.(s)

      (b)(1)       --Amended and Restated Credit Agreement between the Trust, on behalf of the Fund, and a syndicate of banks.(f)

      (b)(2)       --Form of Second Amended and Restated Credit Agreement
                     between the Trust, on behalf of the Fund, a syndicate of banks and certain other parties.(j)

      (b)(3)       --Form of Third Amended and Restated Credit Agreement between the Trust, on behalf of the Fund, a syndicate of banks and certain other parties.(k)

      (b)(4)       --Form of Fourth Amended and Restated Credit Agreement
                     between the Trust, on behalf of the Fund, a syndicate of banks and certain other parties.(i)

      (b)(5)       --Form of Fifth Amended and Restated Credit Agreement between the Trust, on behalf of the Fund, a syndicate of banks and certain other parties.(n)

      (b)(6)       --Form of Sixth Amended and Restated Credit Agreement between the Trust, on behalf of the Fund, a syndicate of banks and certain other parties.(o)

      (c)          --Form of Administrative Services Agreement between the Fund and State Street Bank and Trust Company.(g)

      10(a)        --Form of Unified Investor A Distribution Plan.(s)

        (b)        --Form of Unified Investor A1 Distribution Plan.(s)

        (c)        --Form of Unified Investor B Distribution Plan.(s)

        (d)        --Form of Unified Investor C Distribution Plan.(s)

        (e)        --Form of Unified Investor C1 Distribution Plan.(s)

        (f)        --Select Pricing System Plan pursuant to Rule 18f-3.(r)

      11           --Opinion of Bingham McCutchen LLP, Massachusetts counsel.(u)

      12           --Tax opinion of Sidley Austin LLP, counsel for the Trust and the Fund and special tax counsel for Lebenthal New York.

      13(a)        --Consent of Deloitte & Touche LLP, independent registered public accounting firm for the Registrant.(u)

        (b)        --Consent of Deloitte & Touche LLP, independent registered public accounting firm for Lebenthal New York for the fiscal year ended November 30, 2005.(u)

        (c)        --Consent of PriceWaterhouseCoopers LLP, independent
                     registered public accounting firm for Lebenthal New York for the fiscal years ended prior to 2005.(u)

      14           --None.

      15           --Code of Ethics.(m)

      16           --Power of Attorney.(u)

      17(a)        --Prospectus and Statement of Additional Information of the
                     Fund, each dated January 20, 2006.(u)

        (b)        --Prospectus and Statement of Additional Information of
                     Lebenthal Funds, each dated March 29, 2005.(t)

        (c)        --Annual Report to Shareholders of the Fund for the year
                     ended September 30, 2005.(t)

        (d)        --Annual Report to Shareholders of Lebenthal New York for the
                     year ended November 30, 2005.(u)

        (e)        --Annual Report to Shareholders of Lebenthal New York for the
                     year ended November 30, 2004.(u)

        (f)        --Form of Proxy.(u)

---------
(a) Filed on January 31, 1995 as an Exhibit to Post-Effective Amendment No. 12 to the Fund's Registration Statement on Form N-1A (File No. 2-99473) under the Securities Act of 1933, as amended (the "Registration Statement").

(b) Filed on January 25, 1996 as an Exhibit to Post-Effective Amendment No. 13 to the Registration Statement.

(c) Reference is made to Article II, Section 2.3 and Articles V, VI, VIII, IX, X and XI of the Trust's Declaration of Trust, as amended, to the Certificates of Establishment and Designation establishing the Fund as a series of the Trust and establishing Class A and Class B shares of beneficial interest of the Fund, filed as Exhibit 1 to the Registration Statement; and to Articles I, V and VI of the Trust's Amended and Restated By-Laws, filed as Exhibit 2 to the Registration Statement.

(d) Incorporated by reference to Exhibit 7 to Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, of Merrill Lynch Maryland Municipal Bond Fund, a series of the Trust (File No. 33-49873), filed on October 30, 2001.

(e) Incorporated by reference to Exhibit 1(f) to Post-Effective Amendment No. 13 to the Registration Statement on Form N-1A under the Securities Act of 1933, as amended, of Merrill Lynch Florida Municipal Bond Fund, a series of the Trust (File No. 333-39555) (the "Florida Fund Registration Statement"), filed on November 15, 2002.

(f) Incorporated by reference to Exhibit (b) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-15973), filed on December 14, 2000.

(g) Incorporated by reference to Exhibit 8(d) to Post-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Focus Twenty Fund, Inc. (File No. 333-89775), filed on March 20, 2001.

(h) Filed on September 28, 2006 as an Exhibit to Post-Effective Amendment No. 37 to the Registration Statement.

(i) Incorporated by reference to Exhibit 8(c)(4) to Post-Effective Amendment No. 8 to the Registration Statement on Form N-1A of Merrill Lynch Global Growth Fund, Inc. (File No. 333-32899), filed on December 4, 2003.

(j) Incorporated by reference to Exhibit (b)(2) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-39837), filed on December 14, 2001.

(k) Incorporated by reference to Exhibit (b)(3) to the Issuer Tender Offer Statement on Schedule TO of Merrill Lynch Senior Floating Rate Fund, Inc. (File No. 333-39837), filed on December 13, 2002.

(l) Incorporated by reference to Exhibit 1(i) to Post-Effective Amendment No. 14 to the Florida Fund Registration Statement, filed on November 19, 2003.

(m) Incorporated by reference to Exhibit 15 to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Merrill Lynch Inflation Protected Fund (File No. 333-110936), filed on January 22, 2004.

(n) Incorporated by reference to Exhibit 8(c)(5) to Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on February 14, 2005.

(o) Incorporated by reference to Exhibit 8(c)(6) to Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A of Merrill Lynch U.S. Government Fund (File No. 2-92366), filed on December 21, 2005.

(p) Incorporated by reference to Exhibit 2 to Post-Effective Amendment No. 16 to the Florida Fund Registration Statement, filed on November 25, 2005.

(q) Incorporated by reference to Exhibit 16 to Post-Effective Amendment No. 27 to the Registration Statement on Form N-1A of Merrill Lynch Retirement Reserves Money Fund (File No. 811-03310), filed on February 24, 2006.

(r) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 38 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on July 21, 2006.

(s) Incorporated by reference to an Exhibit to Post-Effective Amendment No. 39 to the Registration Statement on Form N-1A of Merrill Lynch Bond Fund, Inc. (File No. 2-62329), filed on September 15, 2006.

(t) Previously filed as Exhibits 17(b), 17(c) and 17(e), respectively, to the Registration Statement on Form N-14 of Merrill Lynch New York Municipal Bond Fund of Merrill Lynch Multi-State Municipal Series Trust (File No. 333-130529) filed on December 20, 2005 (the "N-14 Registration Statement:").

(u) Previously filed as an Exhibit to the N-14 Registration Statement filed on February 1, 2006.

---------
Item 17. Undertakings.

      (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

      (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

      (3) The Registrant undertakes to file, by post-effective amendment, an opinion of counsel as to certain tax matters, within a reasonable time after receipt of such opinion.

                                  SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Plainsboro, and State of New Jersey, on the 23rd day of October, 2006.

                                BLACKROCK MULTI -STATE MUNICIPAL SERIES TRUST (Registrant)

                                BY: / S / DONALD C. BURKE
                                ---------------------------------------------
                                (Donald C. Burke, Vice President and Treasurer)

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


          Signature                                  Title                               Date


    ROBERT C. DOLL, JR.*          President (Principal Executive Officer) and
-----------------------------                       Trustee
    (Robert C. Doll, Jr.)

      DONALD C. BURKE*              Vice President and Treasurer (Principal
-----------------------------          Financial and Accounting Officer)
      (Donald C. Burke)

     JAMES H. BODURTHA*                             Trustee
-----------------------------
     (James H. Bodurtha)

      KENNETH A. FROOT*                             Trustee
-----------------------------
     (Kenneth A. Froot)

         JOE GRILLS*                                Trustee
-----------------------------
        (Joe Grills)

     HERBERT I. LONDON*                             Trustee
-----------------------------
     (Herbert I. London)

    ROBERTA COOPER RAMO*                            Trustee
-----------------------------
    (Roberta Cooper Ramo)

   ROBERT S. SALOMON, JR.*                          Trustee
-----------------------------
  (Robert S. Salomon, Jr.)


*By:           /s/ Donald C. Burke                                                  October 23, 2006
     ----------------------------------------
       (Donald C. Burke, Attorney-In-Fact)

                                 EXHIBIT INDEX
Exhibit
Number      Description
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    12      -- Tax opinion of Sidley Austin LLP, counsel for the Trust and the
               Fund and special tax counsel for Lebenthal New York.